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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  X        Form 40-F
                                    ---                 ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes             No  X
                              ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

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SALE OF SK CORPORATION'S COMMON SHARES BY SHINHAN BANK

           On April 7, 2004, Shinhan Bank, our wholly owned banking subsidiary, decided to sell 1,110,750 shares of common stock, or 0.875% of total issued shares, of SK Corporation for an aggregate selling price of approximately KRW 49 trillion. As a result of this transaction, Shinhan Bank's ownership of equity shares in SK Corporation will be reduced to 0.875% or 1,110,750 shares of common stock. Shinhan Bank originally acquired 2,221,500 shares, or 1.75% of common stock of SK Corporation for an aggregate purchase price of KRW 65 billion in December, 2003.



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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                SHINHAN FINANCIAL GROUP CO., LTD.


                                By  /s/ Byung Jae Cho
                                ---------------------------------------------
                                Name:  Byung Jae Cho
                                Title: Chief Financial Officer


Date : April 8, 2004